Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934

Extensions, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

30225Y 101
(CUSIP Number)

Extensions, Inc., 770 South Post Oak Dr, Houston, TX 77056
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

December 19, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition
that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e),
240.13d–1(f) or 240.13d–1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this
form with respect to the subject class of securities, and for any subsequent amendment
containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed"
for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject
to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

(1) Names of reporting persons:	Chris Ryan
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only	
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	
(6) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:	
(7) Sole voting power	70,000,000
(8) Shared voting power	0
(9) Sole dispositive power	70,000,000
(10) Shared dispositive power	0
(11) Aggregate amount beneficially owned by each reporting person	70,000,000
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	
(13) Percent of class represented by amount in Row (11)	7.9%
(14) Type of reporting person (see instructions)	IN

Item 1. Security and Issuer.

This Schedule 13D relates to the acquisition of shares of Common Stock (the "Shares") of Extensions, Inc., whose principal executive offices are located at:

770 South Post Oak Ln
Suite 330
Houston, TX 77056

Item 2. Identity and Background.

Chris Ryan is a United States citizen whose business address is 1301 Travis, Suite 1200, Houston TX 77009. His principal occupation is independent consultant. During the last five years, he has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or that found any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the Shares in consideration for work performed pursuant to a Consulting agreement. The Shares were earned in January 2008.

Item 4. Purpose of Transaction.

The Reporting Person acquired the Shares for investment purposes. The Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D. In the future, the Reporting Person may decide to acquire additional shares of Common Stock in the open market or through a private transaction, or to sell any or all shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

The Reporting Person beneficially owns the amount and type of shares first reported in Part II of the Cover Page hereto, hereby incorporated by this reference into this Item 5. The Reporting person has sole voting and disposition rights to all shares reported. During the past sixty days, no transactions in the class of securities reported were effected by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      None.

Item 7. Material to be Filed as Exhibits.

      None.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated January 5, 2009

\s\ Chris Ryan
Chris Ryan